Exhibit 7.1

SBS
BROADCASTING
SA

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	1999	2000	2001	2002	2003

Income (loss) before income taxes and minority interest	(42,964)	(97,508)	(120,263)	(30,424)	49,856
Add: undistributed earnings of unconsolidated subsidiaries	-13,213	-24,536	-25,749	-33,232	-7,273

Total	(29,751)	(72,972)	(94,514)	2,808	57,129

Fixed charges
Interest expense	17,490	16,702	24,331	26,831	26,288
25% of operating lease	11,234	10,897	10,946	11,041	8,250

Total fixed charges	28,724	27,599	35,277	37,872	34,538

Total earnings available for payment of fixed charges	*	*	*	40,680	91,667

Ratio of earnings to fixed charges				1.07	2.65

Expenses under opeating leases	44,936	43,586	43,783	44,162	32,999

*) Earnings were insufficient to cover fixed charges by  €29.8 million, €73.0million and €94.5 million in the years ended December 31, 1999, 2000 and 2001, respectively.